                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          ______________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         WLR FOODS, INC.
                         (Name of Issuer)

                           COMMON STOCK
                           NO PAR VALUE
                  (Title of Class of Securities)

                           929286 10 2
                          (CUSIP Number)


                          P.O. Box 7000
                    Broadway, Virginia  22815
                          (703) 896-7000
       (Address, including zip code, and telephone number,
       including area code, of principal executive offices)

                          John W. Flora
                    Wharton, Aldhizer & Weaver
                      100 South Mason Street
                  Harrisonburg, Virginia  22801
                          (703) 434-0316
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 29, 1994
               (Date of Event which Requires Filing
                        of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to  report the acquisition  which is the  subject of this  Schedule  13D, and  is  filing  this statement  because  of
Rule 13d-1(b)(3) or (4), check the following box:   [    ]

Check the following box if a fee is being paid with the statement: [ X ]

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      J. Craig Hott
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER                0
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,253,180
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER           0
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER    69,847


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,253,380

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.1%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Peter A.W. Green
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER                0
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER           0
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,183,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.5%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Herman D. Mason
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          195,456
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     195,456
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,378,789

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    11.1%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Charles W. Wampler, Jr.
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          118,377
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,366,212
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     118,377
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   182,879


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,529,899

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    12.3%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Stephen W. Custer
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           51,241
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      51,241
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,245,335

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.0%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Calvin G. Germroth
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           12,020
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      12,020
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,195,353

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.6%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      James L. Keeler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          129,897
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     129,897
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,328,937

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.7%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      George E. Bryan
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           95,999
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      95,999
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,478,114

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    11.9%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      Charles L. Campbell
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER            8,352
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER       8,352
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,191,685

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.6%

14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      William H. Groseclose
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER            2,135
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,183,333
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER       2,135
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,185,468

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.5%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D

1    Name of Reporting Person      William D. Wampler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          263,672
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,385,005
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     263,672
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   201,672


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,782,779

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.3%


14   TYPE OF REPORTING PERSON*     IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This statement refers to the shares of common stock, no par value (Shares) of WLR Foods, Inc., a Virginia corporation
(Registrant). The principal executive offices of the Registrant are located at P.O. Box 7000, Broadway, Virginia 22815.

Item 2.   Identity and Background.

          This statement is being filed jointly by the persons set forth on the attached Schedule 1, being all the directors of the Registrant, and being referred to collectively herein as "Reporting Persons." The Reporting Persons are filing this statement in the event they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit A.

          The name, residence or business address and principal occupation or employment of each of the Reporting Persons is set forth on the attached Schedule 1. All of the Reporting Persons are citizens of the United States except for Peter A.W. Green, who is a Canadian citizen.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to an Asset Purchase Agreement dated July 27, 1994, the Registrant purchased substantially all the assets of the turkey processing division of Cuddy Farms, Inc., a North Carolina corporation (Cuddy), for $67.0 million, $38.6 million of which was paid in cash, and the balance of which was paid in shares. Pursuant to the terms of a Voting Trust Agreement, the Reporting Persons share voting control over 1,183,333 shares held in the Voting Trust. The Asset Acquisition Agreement and the Voting Trust Agreement are further described in Item 4 below.

Item 4.   Purpose of Transaction.

          Pursuant to the terms of an Asset Purchase Agreement dated July 27, 1994, between WLR Foods, Inc. (the Registrant), Wampler-Longacre, Inc., the Registrant's wholly-owned subsidiary (Wampler-Longacre) (collectively, Wampler), Cuddy Farms, Inc. (Cuddy) and Cuddy International Corporation (Cuddy International) (collectively, the Cuddy Corporations), Wampler acquired substantially all the assets of Cuddy's turkey processing division. The transaction was closed on August 29, 1994. The acquired assets included, without limitation, Cuddy's processing facility, further processing facility, feed mill, three turkey grow-out farms, leasehold interest in a second further processing facility, and all working capital, machinery and fixtures, equipment and other tangible personal property for, and inventory in, such facilities (the Assets).

          The initial purchase price as set forth in the Asset Purchase Agreement was $73.3 million, subject to certain post-closing adjustments. Following the completion of an audited schedule of the working capital of Cuddy's Food Division by the Registrant's independent auditors, KPMG Peat Marwick, the Registrant and Cuddy executed a First Amendment to Asset Purchase Agreement dated October 26, 1994 (the Amendment). Pursuant to the Amendment, the initial purchase price of the acquisition was adjusted downward by $6,300,000, resulting in a final purchase price of $67,000,000. Under the terms of the Asset Purchase Agreement, as amended, of the total purchase price, $38.6 million was paid in cash, and the balance was issued in shares of the Registrant's common stock, based on a value of $24 per share.

          Cuddy's turkey processing division operated the Assets as a fully integrated turkey processor. The Registrant intends to continue those operations at their present locations in North
Carolina.

          The shares issued in this transaction, which have not been registered under the Securities Act of 1933, are subject to a voting trust agreement by and among the Registrant, Cuddy and an independent corporate trustee. The Voting Trust Agreement will terminate upon the earlier of (a) the fourth anniversary of the closing date; (b) the date on which a business acquisition by the Registrant occurs in which in excess of five percent (5%) of its then outstanding common stock is issued without voting and transfer restrictions similar to the Voting Trust Agreement and Cuddy's stock ownership in the Registrant after such acquisition is less than five percent (5%) of the total outstanding shares of the Registrant's common stock; or (c) the date on which a "Change of Control" in the Registrant occurs. For purposes of the Voting Trust Agreement, a Change of Control means the acquisition by any individual, entity or group (within the meaning of
Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange
Act) of more than 30 percent (30%) of either the then outstanding shares of common stock of the Registrant or the combined voting power of the then outstanding voting securities of the Registrant entitled to vote generally in the election of directors. During the term of the Voting Trust Agreement, the trustee will vote in accordance with the recommendation of the Registrant's Board of Directors, as it exists at the time of the vote of the Registrant's shareholders, or if there is no recommendation, as directed by the registered holder of the voting trust certificate representing the shares held by the trustee. Unless otherwise agreed to in writing by the Registrant, the voting trust certificates are not transferable except that (a) the holder thereof may pledge, mortgage or otherwise encumber the certificates and (b) the holder thereof may transfer the certificates to Cuddy International or a wholly-owned subsidiary of Cuddy International. Any transferee shall also be subject to the Voting Trust Agreement. After termination of the Voting Trust Agreement, Cuddy will have certain demand and incidental registration rights, pursuant to a Registration Agreement dated August 29, 1994.

          Further, the voting trust certificates and the underlying shares have been pledged by Cuddy to secure payment and performance by Cuddy under certain loan agreements executed by Cuddy with Cooperatieve Centrale Raiffeisen-Boerenieenbank B.A., "Rabobank Nederland, New York Branch" (Rabobank) and The Prudential Insurance Company of America (Prudential). In order to effect the pledges, the Registrant, Cuddy, Rabobank, Prudential and the Trustee entered a Put and Call Agreement dated August 29, 1994.

          Pursuant  to  the  Put  and Call  Agreement,  upon  the
occurrence of a default, as defined in the Put and Call Agreement, if either Rabobank or Prudential, as the case may be (Transferring Bank) desires to transfer the voting trust certificates in connection with its realization on the voting trust certificates pursuant to the applicable loan agreement, it must provide written notice of the intended transfer to the Registrant. Upon delivery of the notice, the Registrant shall have a call option, exercisable within a period of twenty (20) days thereafter, obligating the Transferring Bank to sell the voting trust certificates at a price of twenty dollars ($20) per underlying share. Similarly, upon delivery of written notice of an intended transfer, the Transferring Bank shall have a put option, exercisable within a period of twenty (20) days thereafter, obligating the Registrant to purchase the voting trust certificates at a price of fifteen dollars ($15) per underlying share. In the event the Registrant fails to fulfill its obligation under the put option, the Trustee is directed to immediately release the underlying shares and to transfer them to the Transferring Bank, or its nominee, free and clear of the Voting Trust Agreement. The Put and Call Agreement terminates upon the termination of the voting trust.

          Also in connection with the acquisition, the Cuddy Corporations, A.M.C. Family Holdings, Ltd. and A.M. Cuddy (the Cuddy Group) entered into a Non-Competition and Name Use Agreement by which the Cuddy Group covenants not to compete with Wampler-Longacre for a period of four years in the business of poultry production for processing, further processing or marketing of processed poultry products (exclusive of production of eggs and poults) (the Protected Business) in the geographical area in the continental United States in which Wampler-Longacre or its affiliates currently conduct business. Sales to certain existing customers of the Cuddy Group are excluded. The Registrant paid Cuddy $500,000 in cash at closing in consideration of the agreement. Pursuant to the Non-Competition and Name Use Agreement, Cuddy also granted Wampler-Longacre a five (5)-year exclusive right and license to the "Cuddy" name within the continental United States for the Protected Business. The Non-Competition and Name Use Agreement contains "standstill" provisions by which the Cuddy Group agrees, for so long as the Voting Trust Agreement is not terminated, not to: solicit proxies or participate in an election contest relating to election of the directors; act together with others to acquire; hold or vote the Registrant's common stock; purchase or otherwise acquire the Registrant's common stock; or act alone or together with any person to acquire, or propose a business combination with, the Registrant.

          Pursuant to the Asset Purchase Agreement, a Cuddy representative was appointed to the Registrant's Board of Directors to serve until the next annual meeting of the shareholders, and to be recommended by the Registrant's Board of Directors for election at such meeting.

          The parties to the Agreement also signed separate indemnification agreements (the "Indemnification Agreements"), mutually agreeing to certain indemnification. On the part of the Cuddy Corporations, indemnification of Wampler is required in connection with certain possible litigation relating to stockholder and employee complaints. On the part of Wampler, indemnification of the Cuddy Corporations is required in connection with pending or possible litigation relating to the efforts of Tyson Foods, Inc. to acquire the Registrant. Both agreements terminate upon final termination of all actions, suits, proceedings or investigations relating to the respective litigations.

          Except as set forth  above, as of the date  hereof, the
Reporting  Persons have no plan  or proposal which  relates to or
would   result  in   any   of  the   transactions  described   in
subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Under the terms of the Voting Trust described in Item 4 o, the trustee is obligated to vote the shares held in the Voting Trust according to the recommendation of WLR's Board of Directors, if any. In the absence of a recommendation, the trustee shall vote as directed by the registered holder of the Vorginia Trust certificate representing the shares held by the Voting Trust. Accordingly, eEach of the Reporting Persons shares the power to direct the vote of the 1,183,333 shares held in the Voting Trust described in Item 4 above. Additional shares over which the Reporting Persons have the power to direct the vote or the disposition are set forth below.

          J. Craig Hott beneficially owns a total of 1,532,380 shares, or 10.1% of the total outstanding shares of the Company. Mr. Hott shares the power to direct the vote and the disposition of 69,847 shares owned by E. E. Hott, Inc. with the directors of
E. E. Hott, Inc. The business address of E. E. Hott, Inc., a holding company, is P.O. Box 656, Franklin, WV 26807. The names, addresses and principal occupations of directors of E. E. Hott, Inc. are listed on the attached Schedule 2.

          Peter A.W. Green is the beneficial owner of 1,183,333 shares held in the Voting Trust, representing 9.5% of the total outstanding stock.

          Herman  Mason  is  the  beneficial  owner of  1,378,789
shares,  representing  11.1%  of  the  total  outstanding  stock.
Mr. Mason has sole voting power and sole power of disposition over 195,456 shares.

          Charles W. Wampler, Jr. beneficially owns 12.3% of the outstanding stock, or 1,529,899 shares. He has sole voting power over 118,337 shares, and shares voting power and the power of disposition over 181,502 shares held in trust with William D.

Wampler  as  co-trustee.   He  shares the  power  to vote  and to
dispose of 1,377 shares held by Wampler Land, a limited partnership, with the other general partner, William D. Wampler. William D. Wampler's address and principal occupation are set forth on the attached Schedule 1.

          Stephen W. Custer is  the beneficial owner of 1,245,335
shares, representing 10.0%  of the total  outstanding stock.   He
has sole  voting  power  and  power of  disposition  over  51,241 shares.

          Calvin  Germroth beneficially  owns 9.6%  of the  total
outstanding  stock, consisting of  1,195,353 shares.   He has the
sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, 12,020 shares.

          James  L.   Keeler  beneficially  owns  10.7%   of  the
outstanding  stock, consisting of 1,328,937 shares.   He has sole
power to vote or direct the vote, and sole power to dispose of or direct the disposition of, 129,897 shares.

          George E. Bryan beneficially owns 1,478,114 shares, or 11.9% of the outstanding stock, and has sole power to vote and dispose of 95,999 shares.

          Charles  L.   Campbell  is  the  beneficial   owner  of
1,191,685 shares, representing 9.6% of the total outstanding shares, and has the sole power to vote and to dispose of 8,352 shares.

          William H. Groseclose beneficially owns 9.5% of the outstanding shares, or 1,185,468 shares, and has the sole power to vote or direct the vote, and to dispose of or direct the disposition of, 2,135 shares.

          William D. Wampler beneficially owns 1,782,779 shares, representing 14.3% of the total outstanding stock. He has sole voting power as to 263,672 shares. He shares voting power and the power of disposition over 181,502 shares held in trust with Charles W. Wampler, Jr. as co-trustee, and over 1,377 shares owned by Wampler Land, a limited partnership, with Charles W. Wampler, Jr. as partner. Charles W. Wampler, Jr.'s address and principal occupation are set forth on the attached Schedule 1. William D. Wampler also holds power to direct the vote and disposition of 18,793 shares owned by May Meadows Farm, Inc., whose business address is Route 8, Box 112, Harrisonburg, Virginia 22801, with the other director, Bonnie Lou Wampler, whose address is Route 8, Box 112, Harrisonburg, Virginia 22801.

Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships with Respect to Securities of the Issuer.

         Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person, with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A:     Joint  Filing  Agreement, dated  January
                         23, 1995, by and among  George E. Bryan,
                         Charles L. Campbell, Stephen  W. Custer,
                         Calvin  G.  Germroth, Peter  A.W. Green,
                         William  H.  Groseclose, J.  Craig Hott,
                         James  L.  Keeler,   Herman  D.   Mason,
                         Charles W. Wampler, Jr., and  William D.
                         Wampler.

          Exhibit B:     Asset Purchase Agreement, dated July 27,
                         1994,  by  and  among  WLR  Foods, Inc.,
                         Wampler-Longacre,  Inc.,  Cuddy   Farms,
                         Inc.     and     Cuddy     International
                         Corporation,  incorporated by  reference
                         to   Exhibit 2   to   the   Registrant's
                         Form 8-K filed July 29, 1994.

          Exhibit C:     First   Amendment   to  Asset   Purchase
                         Agreement dated October 26, 1994, by and
                         among WLR Foods, Inc., Wampler-Longacre,
                         Inc.,  Cuddy  Farms,   Inc.  and   Cuddy
                         International  Corporation, incorporated
                         by  reference  to  Exhibit 2.2   to  the
                         Registrant's  Form 8-K/A  filed November
                         14, 1994.

          Exhibit D:     Voting Trust Agreement, dated August 29,
                         1994,   incorporated  by   reference  to
                         Exhibit 9.1 to the Registrant's Form 8-K filed August 29, 1994.

          Exhibit E:     Indemnification     Agreement,     dated
                         July 27, 1994, by the between WLR Foods,
                         Inc. and Cuddy Farms, Inc., incorporated
                         by  reference  to  Exhibit 10.1  to  the
                         Registrant's  Form 8-K  filed   July 29,
                         1994.

          Exhibit F:     Indemnification     Agreement,     dated
                         July 27, 1994, by and among Cuddy Farms,
                         Inc.,  Cuddy  International  Corporation
                         and  WLR  Foods,  Inc., incorporated  by
                         reference   to   Exhibit 10.2   to   the
                         Registrant's  Form 8-K   filed  July 29,
                         1994.

                            SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 1995


                    _____________________________________
                    George E. Bryan*


                    _____________________________________
                    Charles L. Campbell*


                    _____________________________________
                    Stephen W. Custer*


                    _____________________________________
                    Calvin G. Germroth*


                    _____________________________________
                    Peter A.W. Green*


                    ____________________________________
                    William H. Groseclose*


                    _____________________________________
                    J. Craig Hott*


                    _____________________________________
                    James L. Keeler*


                    _____________________________________
                    Herman D. Mason*


                    ____________________________________
                    Charles W. Wampler, Jr.*


                    _____________________________________
                    William D. Wampler*


                    *By:__/s/_ Delbert L. Seitz____________
                    Delbert L. Seitz, Power of Attorney

                                             Schedule 1

                        REPORTING PERSONS

The name, residence or business address, and principal occupation of the reporting persons are as follows:

George E. Bryan
Route 3, Box 50
Dayton, VA  22821
Poultry and Livestock Farmer

James L. Keeler
President and Chief Executive Officer,
WLR Foods, Inc.
P.O. Box 7000
Broadway, VA  22815

Charles L. Campbell
101 South Court Street
Luray, VA  22835
Commissioner of Revenue,
Page County, Virginia

Herman D. Mason
P.O. Box 359
Timberville, VA  22853
Retired

Stephen W. Custer
2016 Brace Road
Victor, NY  14564
President, Custer Associates, Inc.

Peter A.W. Green
465 Richmond Road Suite 600
London, Ontario Canada  N6A 5P4
President and Chief Executive Officer,
Cuddy International Corporation

Charles W. Wampler
Route 8, Box 122A
Harrisonburg, VA  22801
Poultry and Livestock Farmer

Calvin G. Germroth
Route 1, Box 233
Broadway, VA  22815
Broiler Producer

William D. Wampler
Route 8, Box 112
Harrisonburg, VA  22801
Poultry and Livestock Farmer

J. Craig Hott
Route 3, Box 2
Upper Tract, WV  26866
Vice President, Hott's Farming, Inc.
and Hott's Ag-Services, Inc.

William H. Groseclose
141 East Market Street
Harrisonburg, VA  22801
Chairman, Harrisonburg Regional Board
and Winchester Regional Board of First
Union National Bank

                                             Schedule 2

                         E. E. HOTT, INC.

Directors                     Principal Occupation

E. E. Hott                    President, E. E. Hott, Inc.,
P.O. Box 1                    a holding company
Franklin, WV  26807           P.O. Box 656
                              Franklin, WV  26807

Ruth S. Hott                  Homemaker
P.O. Box 1
Franklin, WV  26807

Bradley B. Hott               Vice President, Hott's Ag-Services,
HC 67, Box 11                 Inc., a feed and fertilizer producer,
Ft. Seybert, WV  26806        and Hott's Farming, Inc., a farming
                              operation
                              P.O. Box 656
                              Franklin, WV  26807

J. Craig Hott                 Vice President, Hott's Ag-Services,
P.O. Box 1                    Inc. and Hott's Farming, Inc.
Franklin, WV  26807

Bruce Minor                   Manager, Franklin Oil Co., an oil
P.O. Box 337                  distributor
Franklin, WV  26807           P.O. Box 517
                              Franklin, WV  26807

Jeffrey E. Hott               Vice President, Hott's Ag-Services,
HC 60, Box 27A                Inc. and Hott's Farming, Inc.
Franklin, Wv  26807

                                             Exhibit A


                      JOINT FILING AGREEMENT


          Each of the undersigned hereby agrees that the
Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto, may be filed on behalf of each such person.

Date:  January 24, 1995



                    _____________________________________
                    George E. Bryan*


                    _____________________________________
                    Charles L. Campbell*


                    _____________________________________
                    Stephen W. Custer*


                    _____________________________________
                    Calvin G. Germroth*


                    ____________________________________
                    Peter A.W. Green*


                    _____________________________________
                    William H. Groseclose*


                    _____________________________________
                    J. Craig Hott*


                    _____________________________________
                    James L. Keeler*


                    _____________________________________
                    Herman D. Mason*


                    _____________________________________
                    Charles W. Wampler, Jr.*


                    _____________________________________
                    William D. Wampler*

                    *By:_/s/_ Delbert L. Seitz___________
                     Delbert L. Seitz, Power of Attorney